Exhibit 99.2
GILAT SATELLITE NETWORKS LTD.
PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT THE
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 8, 2020
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned hereby constitutes and appoints Dov Baharav, Yael Shofar and Ofer Perlman, and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares, nominal (par) value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on May 8, 2020 at 12:00 p.m. (Israel time) at the offices of the Company, Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, and at any and all adjournments or postponements thereof  (the “Meeting”), hereby revoking any prior proxies to vote the said shares, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting. Each term used herein and not defined shall have the meaning ascribed to such term in the Notice and/or the Proxy Statement (receipt of which is hereby acknowledged).
In light of the recent outbreak of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting at a later date. In such event, the Company will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the General Meeting outlining the manner in which shareholders may attend the virtual meeting.
THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED.
IMPORTANT NOTE: THE UNDERSIGNED’S VOTE ON EACH OF PROPOSALS 1 THROUGH 6 WILL NOT BE COUNTED TOWARDS THE MAJORITY REQUIRED FOR THE APPROVAL OF SUCH PROPOSAL UNLESS THE UNDERSIGNED PROVIDES THE CONFIRMATION REQUIRED BY ITEMS 1A, 2A, 3A, 4A, 5A AND 6A, RESPECTIVELY, ON THE REVERSE SIDE.
(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
GILAT SATELLITE NETWORKS LTD.
May 8, 2020
Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.
Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL (PROPOSAL 1) AND “FOR” THE APPROVAL OF PROPOSALS 2 THROUGH 6.
PLEASE BE CERTAIN TO COMPLETE ITEMS 1A, 2A, 3A, 4A, 5A AND 6A BELOW AS WELL.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

1.
The approval of  (i) the Agreement and Plan of Merger dated as of January 29, 2020 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech (“Merger Sub”); (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of Comtech (the “Merger”); (iii) the right to receive a combination of  (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the common stock of Comtech, par value $0.10 per share (the “Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock, subject to applicable withholding taxes, for each ordinary share, par value NIS 0.20 per share, of the Company held by the Company’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as detailed in the Notice and Proxy Statement (collectively, the “Merger Proposal”).

	FOR ☐	AGAINST ☐	ABSTAIN ☐

1A.
By marking the “YES” box, you confirm that you are not a shareholder listed in Section 320(c) of the ICL (i.e., you are neither Merger Sub nor do you own directly or indirectly through Comtech, 25% or more of the ordinary shares or other kind of means of control of Merger Sub).

	YES ☐	NO ☐
2. To approve the purchase of a seven-year “tail” endorsement to the Company’s current directors’ and officers’ liability insurance policy.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL) in the approval of Proposal 2. If you cannot make such confirmation, please check the “NO” box.

	YES ☐	NO ☐
3. To approve the payment of a transaction bonus to the Chief Executive Officer of the Company.	FOR ☐	AGAINST ☐	ABSTAIN ☐

3A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL) in the approval of Proposal 3. If you cannot make such confirmation, please check the “NO” box.

	YES ☐	NO ☐
4. To approve the payment of a transaction bonus to the Chief Financial Officer of the Company.	FOR ☐	AGAINST ☐	ABSTAIN ☐

4A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL) in the approval of Proposal 4. If you cannot make such confirmation, please check the “NO” box.

	YES ☐	NO ☐
5. To approve an amendment to the executive bonus payment schedule set forth in the Company’s Compensation Policy for Executive Officers and Directors.	FOR ☐	AGAINST ☐	ABSTAIN ☐

5A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL) in the approval of Proposal 5. If you cannot make such confirmation, please check the “NO” box.

	YES ☐	NO ☐

6.
To reelect Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Company’s Board of Directors, for an additional three-year term or until his prior termination or resignation.

FOR ☐	AGAINST ☐	ABSTAIN ☐

6A.
By marking the “YES” box, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” (each as defined in the ICL) in the approval of Proposal 6. If you cannot make such confirmation, please check the “NO” box.

YES ☐	NO ☐
IMPORTANT INSTRUCTION: If you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company’s General Counsel and Corporate Secretary at telephone number: +972-3-925-2000; or email YaelSh@gilat.com or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company’s General Counsel and Corporate Secretary on your behalf.
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [  ]
Signature of Shareholder                   Date               Signature of Shareholder                   Date
Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.